

November 29, 2010

Christopher F. Tirotta
President
American Scientific Resources, Incorporated
1112 Weston Road, Unit 278
Weston, FL 33326

> **Re: American Scientific Resources, Incorporated**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-164517**

Dear Dr. Tirotta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>We are in default on some…, page 7</u>

1.   Please clarify how many, if any, of the common shares referenced in this risk factor are registered pursuant to this registration statement.

<u>Selling Security Holders, page 13</u>

2.   We note your response to prior comment 1. We also note the date as of which the release agreement is effective. Please tell us when the release agreement was executed by the parties.

3.   Please tell us why you believe that the private placements to Gols are complete given that the amount of consideration for the shares (i.e., the amount of debt

discharged) cannot be ascertained until after the eleven week period following effectiveness of the registration statement.

4.   In addition, given the terms of the release agreement, tell us why the shares to be offered by Gols should not be considered shares offered by or on behalf of the registrant.

5.   We note your response to prior comment 3 and reissue the comment. Note that you are required to file complete and fully executed copies of all exhibits.

6.   We note your revisions to the second bullet of this section in response to prior comment 4. However, your disclosure in this section continues to indicate that a portion of the shares offered under the prospectus are issuable upon the exercise of warrants. Revise the prospectus for accuracy and clarity.

Purchase of Disintegrator Patent, page 28

7.   We note your response to prior comment 7. However, the meaning of your added language is unclear. Specifically, clarify what you mean when you refer to "Mr. Roth's personal sales efforts for any of the Company's products."

Subsequent Events, page 36

8.   We note your revisions in response to prior comment 10; however, the shares disclosed as issued after September 16, 2010 are less than the difference between the shares outstanding on that date and the shares outstanding on the date of Amendment 5. We therefore reissue the comment. In addition, we note that some of the issuances described in Item 15 on page 53, such as the shares issued to Lanktree, are not disclosed. Please disclose all issuances.

Financial Statements

9.   Please update the financial statements. Refer to Rule 8-08 of Regulation S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

10.   Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, reviewing accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via fax):   David B. Manno, Esq.
                 Sichenzia Ross Friedman Ference LLP